[redacted]

04015713

UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Oppenheimer & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
125 Broad Street
(No. and Street)

New York NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert G. Lowenthal (212) 668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oppenheimer & Co Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & Chief Executive Officer

Title

Notary Public

EVELYN BUKCHIN, ESQ.
NOTARY PUBLIC, State of New York
No. 02BU6077816
Qualified in Kings County
Commission Expires July 15, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Oppenheimer & Co. Inc. and Subsidiaries (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

5) Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

6) Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

7) Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess

whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004

Oppenheimer & Co. Inc. and Subsidiaries

(formerly Fahnestock & Co. Inc.)

Consolidated Statement of Financial Condition

December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Oppenheimer & Co. Inc. and its subsidiaries at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents		$ 28,648,052
Cash and securities (market value of $7,494,000) segregated under Federal and other regulations		14,466,260
Deposits with clearing organizations (includes securities with a market value of $3,432,000)		17,858,244
Receivable from brokers, dealers and clearing organizations		
Deposits paid for securities borrowed	$ 237,329,185	
Securities failed to deliver	25,748,344	
Clearing organizations	346,917	
Other	15,096,451	
Total receivable from brokers, dealers and clearing organizations		278,520,897
Receivable from customers		906,486,671
Securities owned (including $1,427,000 pledged to counterparties - Note 6) - at fair value		
Stock and warrants	34,876,593	
Corporate obligations	24,653,874	
State and municipal government obligations	16,964,879	
U.S. government and agency obligations	9,664,788	
Options and other	2,660,012	
Total securities owned		88,820,146
Exchange memberships - at cost (approximate market value - $4,968,000)		2,337,190
Furniture, fixtures and leasehold improvements (Note 7)		22,057,989
Notes receivable		97,919,343
Other assets		64,550,353
Total assets		$ 1,521,665,145

The accompanying notes are an integral part of this consolidated statement of financial condition.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2003

Liabilities and Stockholder's Equity		
Drafts payable		$ 68,147,568
Short-term bank loans		91,500,000
Payable to brokers, dealers and clearing organizations		
Deposits received for securities loaned	$ 444,977,037	
Securities failed to receive	20,388,977	
Clearing organizations	2,599,710	
Total payable to brokers, dealers and clearing organizations		467,965,724
Securities sold, but not yet purchased - at fair value		
Stock and warrants	3,128,246	
Corporate obligations	5,115,106	
State and municipal government obligations	1,757,219	
U.S. government and agency obligations	685,125	
Options and other	1,175	
Total securities sold, but not yet purchased		10,686,871
Payable to customers		406,136,584
Income taxes payable		1,379,095
Accrued compensation		74,310,047
Accounts payable, accrued expenses and other liabilities		33,648,890
Subordinated borrowings		12,558,118
Total liabilities		1,166,332,897
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized, 760 shares issued and outstanding	76,000	
Additional paid-in capital	194,918,397	
Retained earnings	161,695,783	
Less 369 shares of treasury stock, at cost	(1,357,932)	
Total stockholder's equity		355,332,248
Total liabilities and stockholder's equity		$ 1,521,665,145

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. (formerly Fahnestock & Co. Inc.) ("Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (formerly Fahnestock Viner Holdings Inc.) (the "Parent"), a Canadian public corporation. Oppenheimer and the Parent changed their names on September 2, 2003. Oppenheimer is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act") and is a member of various exchanges, including the New York Stock Exchange, Inc.

Oppenheimer engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from 95 offices in twenty-two states located throughout the United States. In addition, Oppenheimer conducts business through local broker-dealers in South America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition of Oppenheimer includes the accounts of Oppenheimer's wholly owned subsidiaries, Pace Securities, Inc. and Freedom Investments, Inc. ("Freedom"), registered broker-dealers in securities under the Act; Josephthal & Co Inc., Prime Charter Ltd., First of Michigan Capital Corporation and Subsidiaries (inactive) and Reich & Co., Inc. (in liquidation) (collectively, the "Company"). The consolidated statement of financial condition of the Company is reported in U.S. dollars.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

All material intercompany balances and transactions have been eliminated.

Goodwill

Goodwill arose upon the acquisition of First of Michigan Capital Corporation, Josephthal Group, Inc. and Grand Charter Group Incorporated. Goodwill is subject to a periodic test for impairment at least annually to determine if the fair value of goodwill of a reporting unit is less than its carrying amount. Goodwill has been tested for impairment and no such impairment was recorded.

Brokerage Operations

Transactions in proprietary securities are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis which is generally three business days after trade date.

Securities owned and securities sold, but not yet purchased are reported in the statement of financial condition at market value based upon quoted prices.

Other financial instruments are carried at fair value or amounts that approximate fair value due to their short term nature.

Securities Lending Activities
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received.

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Collateral
The Company is required to reclassify the market value of collateral pledged to counterparties under securities loan agreements, in which the counterparty has the right to sell or repledge the security. The Company is also required to disclose the market value of collateral received under securities borrow agreements when it has the ability to sell or repledge the collateral loans. In addition, the Company has the right to sell or pledge securities under customer margin loans.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

3. Short-Term Bank Loans

Short-term bank loans, primarily payable on demand, bear interest at various rates but not exceeding the broker call rate which was 2.75% at December 31, 2003. These loans collateralized by firm and customer securities with a market value of approximately $35,674,000 and $139,478,000 respectively, and are primarily with two major U.S. money center banks.

4. Subordinated Borrowings

The subordinated loans are payable to the Company's parent, E.A. Viner International Co., and bear interest at 11-1/2% per annum. These loans are due: $3,850,000, November 29, 2004; $7,088,118, December 31, 2004; and $1,620,000, June 25, 2005 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

5. Regulatory Matters

Oppenheimer and Freedom are subject to the uniform net capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1 ("the Rule"). Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to 2% of aggregate customer related debit items, as defined. At December 31, 2003, Oppenheimer had net capital of $150,709,000 which exceeded required net capital by $128,243,000. Freedom computes its net capital requirements under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $250,000 or 6 2/3 % of aggregate indebtedness, as defined. At December 31, 2003, Freedom had net capital of $5,055,778, which was $4,805,778 in excess of the $250,000 required to be maintained at that date.

At December 31, 2003, Oppenheimer and Freedom had $5,396,177 and $9,070,083, respectively, in cash and securities segregated under Federal and other regulations.

In accordance with the Securities and Exchange Commission's No Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2003. The Company had no deposit requirement as of December 31, 2003.

6. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consists of trading securities at fair values. The Company has pledged securities owned of $1,427,000 as collateral to counterparties for securities loan transactions at December 31, 2003. This collateral can be sold or repledged. Included in securities owned at December 31, 2003 are corporate equities with fair market values of approximately $15,781,000, which are correlated to deferred compensation liabilities to certain employees.

7. Furniture, Fixtures and Leasehold Improvements

The components of furniture, fixtures and leasehold improvements at December 31, 2003 are as follows:

Furniture and fixtures	$ 38,380,541
Leasehold improvements	15,339,225
	53,719,766
Accumulated depreciation and amortization	(31,661,777)
	$ 22,057,989

8. Income Taxes

The Company is included in an affiliated group which files consolidated Federal and combined New York State and local income tax returns.

Aggregated deferred tax assets, which relate primarily to fixed assets and non-deductible expenses, are included in other assets and amounted to approximately $7,257,000.

9. Employee Benefit Plans

The Company maintains a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. The Plan provides that the Company may make discretionary profit sharing contributions for eligible employees and reserves the right to amend or terminate the plan at any time. Eligible Oppenheimer employees may make voluntary contributions which can not exceed $12,000 per annum.

FOM also sponsors an unfunded Supplemental Executive Retirement Program ("SERP"), which is a non-qualified plan that provides certain former officers additional retirement benefits. Benefits payable under the SERP were approximately $970,000 at December 31, 2003.

10. Commitments and Contingencies

The Company has operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2013. The Company also has capitalized leases for equipment. Assets recorded under capitalized leases are included in furniture, fixtures and leasehold improvements in the Statement of Financial Condition.

Future minimum rental commitments under such operating and capitalized leases are as follows:

Years Ended	Future Minimum Rentals
2004	$ 23,019,205
2005	20,787,466
2006	19,193,061
2007	17,482,418
2008 and thereafter	68,086,031
	$ 148,568,181

Certain of these leases contain provisions for rent escalation based on increases in costs incurred by the lessor.

On November 30, 2000 the Company established an Executive Deferred Compensation Plan ("EDCP") in order to offer to certain qualified high-performing financial consultants, a bonus based upon a formula reflecting years of service, gross commissions and a valuation of their clients' assets. The bonus amounts calculated with respect to fiscal 2003 total approximately $1,254,000 and will normally vest five years from the end of the related fiscal year. The liability is being recognized on a straight-line basis over the vesting period. In addition, the Company is maintaining a Deferred Compensation Plan on behalf of certain employees who were formerly

employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose.

The Company has granted Stock Appreciation Rights to certain employees as part of their compensation package based on a formula reflecting gross commission and length of service. The value of Stock Appreciation Rights granted in 2003 total approximately $635,000 and will normally vest five years from the end of the related fiscal year. The liability is being recognized over the vesting period.

In 2003, the Company awarded up to 45,000 Class A non-voting shares to certain employees, which will vest if the employees are continuously employed by the Company until January 3, 2006. The value of this award has been estimated at $211,000. The liability is being recognized over the vesting period.

The Company is involved in litigation arising in the ordinary course of its securities business. Management believes, based upon discussion with legal counsel, that the outcome of this litigation will not have a material effect on the Company's financial position. The materiality of legal matters to the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.

At December 31, 2003, the Company has collateralized and uncollateralized letters of credit for $143,900,000. Collateral for these letters of credit include marketable securities of approximately $181,914,000, deposited with one financial institution.

11. Financial Instruments with Off-balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as bank loans and securities lending. At December 31, 2003, the Company has approximately $1.3 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $297,600,000 under securities loan agreements. In addition, the Company has received collateral of approximately $229,264,000 under securities borrow agreements of which the Company has repledged approximately $145,949,000 as collateral under

securities loans agreements. Included in securities borrowed are receivables from three major U.S. broker-dealers totaling $108,870,000.

The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

At December 31, 2003 the Company had outstanding commitments to buy and sell of $980,000 and $508,000, respectively, of mortgage-backed securities on a when issued basis. These commitments have off-balance sheet risks similar to those described above.

The Company has a clearing arrangement with Pershing LLC to clear certain transactions in foreign securities. Accordingly, the Company has credit exposures with this clearing broker. The clearing broker can rehypothecate the securities held on behalf of the Company. The clearing broker has the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of this clearing broker, all counterparties and all clients with which it conducts business.

12. Related Party Transactions

The Company has notes and accounts receivables from employees, net, of approximately $97,919,000 at December 31, 2003, which are recorded at face value net of accumulated amortization. These amounts will be forgiven over a service period from the initial date of the loan or based on productivity levels of employees with respect to certain of these notes receivable and are contingent on the employee's continued employment with the Company. The unforgiven portion of the notes become due on demand in the event the employee departs during the service period.

At December 31, 2003, Oppenheimer has an outstanding guarantee of debt of $3,163,000 that arose as a result of Josephthal Group, Inc. acquisition.

The Company intends to make distributions to the Parent in order to fund the Parent's dividends to its shareholders.

13. Acquisitions

The Parent and certain affiliates completed the acquisition from Canadian Imperial Bank of Commerce ("CIBC"), a bank chartered under the laws of Canada, and its wholly-owned subsidiary, CIBC World Markets Corp. of certain assets of CIBC's U.S. Private Client Division and its U.S. Asset Management Division on January 3, 2003 and June 4, 2003, respectively. The aggregate purchase price was approximately $242 million (including debt and cash). The Company paid the Parent $11,040,610 for certain assets acquired in this transaction, as summarized in the following table (in thousands of dollars).

Prepaid expenses	$ 1,205,949
Marketable securities	12,783,109
Property, plant and equipment	10,274,610
Other assets	3,119,225
Less	
Deferred compensation liabilities	(12,783,109)
Accrued expenses and accounts payable	(3,559,174)
Amount paid to Parent	$ 11,040,610

The Parent contributed the business of the Private Client Division to the Company. Concurrent with the acquisition, the Parent contributed to the Company approximately $65,514,000 of notes receivable from employees. The Parent incurred debt obligations with respect to the financing of these notes receivable, which the Parent is funding by way of dividend remittances from the Company as its debt obligations become due.

Effective May 27, 2003, the Company converted the customer accounts to its clearing platform.

14. Subsequent Event

In January 2004, the Company received monetary damages plus interest in the amount of approximately $2.7 million, pursuant to an award by a National Association of Securities Dealers Dispute Resolution Panel against another broker dealer. These proceeds, which were received in January 2004, will be included in the Company's results for the first quarter of 2004.